Exhibit 12

Lockheed Martin Corporation

Computation of Ratio of Earnings to Fixed Charges

For the Three Months Ended March 31, 2003

(In millions, except ratio)

Earnings
Earnings from continuing operations before income taxes	$365
Interest expense	140
Losses (undistributed earnings) of 50% and less than 50% owned companies, net	(21)
Portion of rents representative of an interest factor	11
Amortization of debt premium and discount, net	—

Adjusted earnings from continuing operations before income taxes	$495

Fixed Charges
Interest expense	$140
Portion of rents representative of an interest factor	11
Amortization of debt premium and discount, net	—
Capitalized interest	—

Total fixed charges	$151

Ratio of Earnings to Fixed Charges	3.3